FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Year End and Q4 Financial Results

Fiscal 2012 Net Income $591,000 or $0.20 per share [$0.17 fully diluted]
Fiscal 2012 EBITDAS $0.58 per share [$0.53 fully diluted]

Vancouver, Canada, May 17, 2013, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its fourth quarter and Fiscal 2012 year end, which ended February 28, 2013. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000 and, have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP).

Net income for the 2012 Fiscal Year was $591,000, or $0.20 per share [$0.17 fully diluted] versus a net income of 1,551,000 or $0.46 the prior year. Gross Revenue for the year dropped 5.6% to $18,366,000 from $19,457,000 as the company experienced lower branded beverage sales.

Gross revenue for Q4 2012 was $3,650,000, versus $3,908,000 in the same period of last year, a decrease of 6.6% . Q4 2012 net loss was ($36,000) or ($0.01) per share [($0.01) fully diluted] versus net income of $212,000 or $0.06 per share [$0.06 fully diluted] in the same quarter of fiscal 2011. EBITDAS in Q4 increased to $180,000 or $0.06 per share [$0.06 fully diluted] from $51,000 or $0.02 per share [$0.02 fully diluted] in the prior year.

2012 net income before stock based compensation (SBC) decreased to $743,000 or $0.25 per share [$0.22 fully diluted] versus $1,966,000 or $0.58 per share [$0.55 fully diluted] in the same quarter last year. 2012 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $1,746,000 or $0.58 per share [$0.53 fully diluted], versus $2,843,000 or $0.84 per share [$0.80 fully diluted] last year.

Non-GAAP Net Income before SBC is determined as follows:

	FY	FY	Q4	Q4
	2012	2011	2012	2011

Net Income (loss)	$591,000	$1,551,000	$(36,000)	$212,000

Add back SBC	152,000	415,000	30,000	155,000

Net income before SBC	$743,000	$1,966,000	$(6,000)	$367,000

Non-GAAP Net Income per share before SBC is determined as follows:

	FY	FY	Q4	Q4
	2012	2011	2012	2011

Net Income (loss) per share	$0.20	$0.46	($0.01)	$0.07

Add back SBC per share	0.05	0.12	0.01	0.04

Net Income per share before SBC	$0.25	$0.58	$0.00	$0.11

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	FY	FY	Q4	Q4
	2012	2011	2012	2011

Net Income (loss)	$591,000	$1,551,000	($36,000)	$212,000

Add back:
Interest	15,000	108,000	4,000	40,000
Depreciation and Amortization	681,000	676,000	183,000	171,000
Non-cash stock based compensation	152,000	415,000	30,000	155,000
Non-cash income tax expense	307,000	93,000	(1,000)	(527,000)

Total Add Backs	1,155,000	1,292,000	216,000	(161,000)

EBITDAS	$1,746,000	$2,843,000	$180,000	$51,000

EBITDAS per share reconciles to earnings per share as follows:

	FY	FY	Q4	Q4
	2012	2011	2012	2011

Net Income (loss) per share	$0.20	$0.46	($0.01)	$0.07

Add back:
Interest	0.00	0.03	0.00	0.01
Depreciation and Amortization	0.23	0.20	0.06	0.05
Non-cash stock based compensation	0.05	0.12	0.01	0.05
Non-cash income tax expense	0.10	0.03	0.00	(0.16)

EBITDAS per share	$0.58	$0.84	$0.06	$0.02

Gross profit margin for the fiscal year was 37.2%, down slightly from 38.7% in the same period last year.

Discounts, rebates and slotting fees were $1,126,000 in 2012, up from $1,052,000 the prior year. SG&A expenses were $4,740,000 in 2012, versus $4,656,000 in the previous year.

The Company paid $1,544,000 to repurchase 326,187 of its common shares at an average price of $4.73 per share during fiscal 2012. Cash on hand net of non-trade obligations as at February 28, 2013 was ($165,000).

As at February 28, 2013 the Company had outstanding 2,930,481 common shares. The Company believes that its common share price remains undervalued and will continue with the repurchase of its shares at appropriate times.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as Neurogenesis Happy Water™, TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, TrueBlack™ Blackberry Juice, PureBlue®, UnWine®, PureRed® and PureBlack® via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Better Ingredients | Better Brands™

©2013 Leading Brands, Inc.

This news release is available at www.LBIX.com
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(table follows)

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME
(EXPRESSED IN CANADIAN DOLLARS)

	February 28,	February 29,
	2013	2012

Gross revenue	$18,365,871	$19,456,504
Less: Discounts, rebates and slotting fees	(1,125,529)	(1,052,453)
Net revenue	17,240,342	18,404,051

Expenses (Income)
Cost of sales	10,832,783	11,287,079
Selling, general & administration expenses	4,740,375	4,656,298
Depreciation	681,045	676,464
Interest expense, net	18,165	115,627
Loss on disposal of assets	90,585	11,013
Change in fair value of derivative liability	(18,252)	17,160
Foreign exchange loss (gain)	593	4,666
Interest income	(2,908)	(8,216)
Total Expenses	16,342,386	16,760,091

Income before taxes	897,956	1,643,961
Income tax expense	306,652	93,103

Net income	$591,304	$1,550,858

Earnings per share
Basic income per share	$0.20	$0.46
Weighted average number of common shares outstanding - basic	3,012,647	3,368,751

Diluted income per share	$0.17	$0.44
Weighted average number of common shares outstanding - diluted	3,314,762	3,541,859